

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

October 20, 2009

Mr. Frederic W.J. Birner
Chief Executive Officer
Birner Dental Management Services, Inc.
3801 East Florida Avenue, Suite 508
Denver, CO 80210

> **Re:** **Birner Dental Management Services, Inc.**
> **Form 10-K**
> **Filed March 30, 2009**
> **File No. 000-23367**
> **Schedule 14A**
> **Filed April 24, 2009**

Dear Mr. Birner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition

Components of Revenue and Expenses, page 25

1.   Please expand your discussion regarding "Net Revenues" to include the following disclosures:

    a. State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

    b. Disclose your policy for collecting co-payments.

Results of operations, page 27

2.   We note your use of the non-GAAP financial measure "adjusted EBITDA" which is calculated as EBITDA, less stock based compensation. It appears that this non-GAAP financial measure is not in compliance with Item 10(e) of Regulation S-K. Your current disclosures do not demonstrate the usefulness of this measure and how it is used to evaluate your liquidity considering the eliminated item appears to be recurring in your ongoing operations. Accordingly, please remove the presentation of this measure or tell us how your presentation is appropriate. Refer to the Commission's FAQ Regarding the Use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K for detailed guidance.

Liquidity and Capital Resources, page 33

3.   State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Financial Statements

Consolidated Statement of Net Income, page 41

4.   We note you have presented "total dental group practice revenue" as a footnote on the face of your income statement. This appears to be a non-GAAP financial measure. Since presentation of such non-GAAP financial measures on the face of the financial statements are prohibited under Item 10(e) of Regulation S-K, please remove such presentation from the face of your income statement or tell us how your presentation is appropriate.

Reclassification and Correcting Entries, page 51

5.   We note on April 1, 2008 and July 1, 2008, respectively, you retroactively restated your financial statements to reclassify (i) dentist and hygiene contract labor expenses from clinical salaries and benefits to net revenue and (ii) dental assistant wages from clinical salaries and benefits to net revenue. Please provide us with your basis under GAAP for making such reclassifications and clarify how your current presentation is preferable. In your response, please provide an analysis of how you considered FASB ASC

250-10-45. If you conclude this was a correction of an error, please revise to clearly indicate on the face of your financial statements that they have been restated and provide disclosures required by FASB ASC 250-10-50-7.

Item 9A. – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 62 and
Management's Annual Report on Internal Control over Financial Reporting, page 62

6.   We note that management concluded that both your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of your fiscal year. Tell us how you considered the reclassifications and correcting entries (as disclosed on page 51) in your evaluation of the effectiveness of both disclosure controls and procedures and internal control over financial reporting as of the end of your fiscal year.

Schedule 14A, filed April 24, 2009

Related Party Transactions, page 9

7.   We note your disclosure that your offices are operated by professional corporations which are owned by your licensed dentists and that 51 of your offices are individually owned by your President. It was unclear to us why the company did not have additional disclosure responsive to Item 404(d) of Regulation S-K related to these arrangements. Please revise to expand on these disclosures to specifically address the material terms of these arrangements, including the dollar amounts involved in these transactions, and the approximate dollar value of Mr. Birner's interest in these transactions. Further, please clarify whether you have provided any form of financing for these entities as part of your business expansion.

8.   Also, please revise to file any material management agreements to which Mr. Birner, or a professional corporation controlled by him, is a party to the extent they differ from the form of management agreement filed as exhibit 10.18.

Other Exchange Act Reports

9.   Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any other questions.

Sincerely,

John Reynolds
Assistant Director